4-11-2005



SEC ... COMMISSION

05040090

VF 4-8-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: InvestCap Securities Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1675 Lakeland Drive, Suite 501
(No. and Street)

Jackson (City) MS (State) 39216 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry G. Nesbit 601-362-0050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION


SEC MAIL PROCESSING
RECEIVED
MAR 17 2005
WASH. D.C.
179
SECTION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bob T. Robinson, C.P.A.
(Name – *if individual, state last, first, middle name*)

2084 Dunbarton Drive (Address) Jackson (City) MS (State) 39216 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/12

OATH OR AFFIRMATION

I, Larry G. Nesbit, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of InvestCap Securities Group, LLC, as of 12/31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/A

Signature

President

Title



NOTARY
PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTCAP

InvestCap Securities Group, LLC
Private Placement ◻ Mergers & Acquisitions
Member, NASD ◻ SIPC

March 9, 2005


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 17 2005
179
WASH, D.C.

NASD
New Orleans District Office
1100 Poydras Street
Energy Centre, Suite 850
New Orleans, LA 70163-0802

RE: Facing Page and Oath or Affirmation pertaining to CY 2004 audit

To Whom It May Concern:

This is to acknowledge receipt of your certified letter dated March 7, 2005 requesting copies of the two aforementioned documents which were inadvertently omitted from our calendar year 2004 audited financials.

Copies of the requested documents are enclosed herein per your instructions. Likewise, per your instructions, one copy of each document has been forwarded to the Atlanta District Office of the SEC and two (2) copies of each such document has been forwarded to the SEC Washington office.

We apologize for having omitted these documents and will make certain that this error does not re-occur.

Thank you for your kindness and assistance.

Very truly yours,

Larry G. Nesbit
President

LGN:sf

cc: SEC-Atlanta Office
SEC-Washington Office (2)
Mr. Bob T. Robinson, C.P.A.